Exhibit 99.1

ReneSola Ltd Announces First Quarter 2014 Results

JIASHAN, China, May 29, 2014 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, today announced its unaudited financial results for the first quarter ended March 31, 2014.

Financial and Operational Highlights

•	In Q1, total solar module shipments were 521.1 megawatts (“MW”), compared to 505.3 MW in Q4 of 2013. Total solar wafer and module shipments in Q1 were 710.1 MW, compared to 784.1 MW in Q4.

•	Net revenues were US$415.0 million, compared to US$438.8 million in Q4 2013.

•	Gross profit was US$44.0 million with a gross margin of 10.6%, compared to gross profit of US$49.7 million with a gross margin of 11.3% in Q4 2013.*

•	Operating loss was US$8.7 million with an operating margin of negative 2.1%, compared to operating income of US$8.8 million with an operating margin of 2.0% in Q4 2013.

•	Net loss attributable to holders of ordinary shares was US$14.6 million, representing basic and diluted loss per share of US$0.07 and basic and diluted loss per American depositary share (“ADS”) of US$0.14.

•	Cash and cash equivalents plus restricted cash totaled $214.9 million as of the end of Q1 2014, compared to US$348.9 million as of the end of Q4 2013.

•	Net cash outflow from operating activities was US$112.3 million compared to net cash outflow from operating activities of US$30.8 million in Q4 2013.

* Starting from Q1 2014, the Company has changed its accounting classification of warranty expense, which was previously classified as cost of goods sold, to better reflect its global OEM business operations and align its accounting policy to industry peers. Accordingly, beginning with this quarter, warranty expense has been recognized in the selling expense. The change in classification has been retroactively applied for all periods presented. The impact of change in classification on the consolidated financial statements are: gross profit increased by US$2.55 million, US$2.33 million and US$1.96 million; sales and marketing expense increased by US$2.55 million, US$2.33 million and US$1.96 million for Q1 2014,Q4 2013 and Q1 2013, respectively.

“Our OEM strategy continues to be the backbone of our worldwide sales and distribution efforts,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “ReneSola’s overseas OEM module capacity now exceeds 1.1GW, with a total of 11 facilities in Europe, Africa, South Asia, and the Asia-Pacific region, and allows us to grow our business with minimal capital expenditure requirements. While we recognize the regulatory uncertainty regarding trade frictions across a number of major solar markets, including the United States and possibly India and Australia, we continue to be well positioned compared to our peers with our OEM facilities around the world, and will look for opportunities to gain market share from resulting market changes. Potential higher ASPs in those markets served by our OEM capacity will also help our profitability. Our OEM manufacturing network continues to play a key role in our business model in becoming a global brand and technology provider with sales channels spread across multiple continents. Additionally, we continue to grow our sales and distribution network worldwide with 22 offices and 37 warehouses. Furthermore, our ever-growing local sales teams provide us with greater adaptability in dealing with changing market conditions and meeting client needs as they emerge.

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“We are gradually switching our focus from big-scale utility projects to small-scale projects, specifically commercial and residential rooftop projects. We are seeing stronger and more sustainable growth in these retail markets across different continents and are able to sell at a higher price to such smaller projects. With our brand recognition, local warehouses and on-site technical support, we are providing retail customers with integrated solar services and solutions, which not only allows us to charge a premium but also puts us on the path to becoming a stronger brand and higher-profile technology provider in the industry. We expect that by the end of this year, retail market sales will account for nearly half of our module shipments.

One of our key Q1 highlights was a tremendous sales pick-up in Japan. We expect sales volume to continue through the rest of this year, providing another example of our strong sales and marketing capabilities across international markets. Also, our polysilicon factory, after a brief period of maintenance, has been back to full production since the end of March, and we expect it will contribute positively to our overall profitability from Q2 onward.

“We have made module production cost reduction one of our priorities for 2014, and we have a detailed plan in place that we will implement gradually throughout the year. We expect the cost reduction to come primarily from our in-house polysilicon supply, increased production efficiency, and more efficient sourcing of other materials. We are aiming to be a cost-leading module supplier in the industry, while maintaining the same high level of product quality that the market has come to expect from ReneSola.”

First Quarter 2013 Results

Solar Wafer and Module Shipments

	1Q14	4Q13	1Q13	Q-o-Q%	Y-o-Y%
Module Shipments (MW)	521.1	505.3	326.6	3.1%	59.6%
Wafer Shipments (MW)	189.0	278.8	335.5	(32.3%)	(43.7%)
Total Solar Wafer and Module Shipments (MW)	710.1	784.1	662.1	(9.5%)	7.2%

The sequential increase in solar module shipments was mainly the result of the Company’s increased sales in Japan. The sequential decline in solar wafer shipments was consistent with the Company’s ongoing shift toward using its wafers for internal module production rather than external sales.

Net Revenues and Gross Profit

	1Q14	4Q13	1Q13	Q-o-Q%	Y-o-Y%
Net Revenues (US$mln)	$415.0	$438.8	$284.2	(5.4%)	46.0%
Gross Profit (Loss) (US$mln)	$44.0	$49.7*	($3.6)*	(11.5%)	—
Gross Margin	10.6%	11.3%*	(1.3%)*	—	—

* Adjusted based on the new accounting classification for warranty expense, which is now recognized as a selling expense rather than cost of goods sold, as was done previously. Before the adjustment, the gross profit for Q4 2013 was $47.4 million, and the gross loss for Q1 2013 was $5.6 million; the gross margin was 10.8% and negative 2.0% for Q4 2013 and Q1 2013, respectively.

Revenues decreased quarter-over-quarter as a result of decreased wafer shipments. The sequential decrease in the Company’s gross margin was impacted by a temporary suspension of operations for the purposes of maintenance and improvement at the Company’s Sichuan factory in Q1 2014.

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Operating Income (Loss)

	1Q14	4Q13	1Q13	Q-o-Q%	Y-o-Y%
Operating Expenses (US$mln)	$52.8	$40.9*	$29.8*	29.1%	77.2%
Operating Income (Loss) (US$mln)	($8.7)	$8.8	($33.4)	—	—
Operating Margin	(2.1%)	2.0%	(11.8%)	—	—

* Adjusted based on the new accounting classification for warranty expense, which is now recognized as a selling expense rather than cost of goods sold, as was done previously. Before the adjustment, the operating expense was $38.6 million and $27.8 million for Q4 2013 and Q1 2013, respectively.

The sequential increase in operating expenses was primarily due to a reversal of accrued expenses in Q4 2013, as well as higher shipping costs due to increased overseas shipments and a provision of accounts receivable in Q1 2014.

Foreign Exchange Gain

The Company had a foreign exchange gain of US$1.48 million and recognized a US$1.38 million loss on derivatives in Q1 2014.

Change in Fair Value of Warrant Derivative Liabilities

The Company recognized a gain from a change in fair value of warrant derivative liabilities of US$1.05 million in Q1 2014, primarily due to the decrease in the Company’s stock price.

Net Income (Loss) Attributable to Holders of Ordinary Shares

	1Q14	4Q13	1Q13
Net Income (Loss) (US$mln)	($14.6)	$1.41	($39.0)
Diluted Earnings (Loss) per Share	($0.07)	$0.01	($0.23)
Diluted Earnings (Loss) per ADS	($0.14)	$0.01	($0.45)

Liquidity and Capital Resources

Net cash outflow from operating activities was US$112.3 million in Q1 2014, mainly to pay off accounts payable, compared to net cash outflow of US$30.8 million in Q4 2013.

Net cash and cash equivalents plus restricted cash were US$214.9 million as of March 31, 2014, compared to US$348.9 million as of December 31, 2013.

Total debt was US$723.9 million as of March 31, 2014, compared to US$742.6 million as of December 31, 2013, excluding US$111.6 million of convertible notes due March 15, 2018, unless repurchased or converted at an earlier date. Short-term borrowings were US$653.3 million as of March 31, 2014, compared to US$673.1 million as of December 31, 2013.

Polysilicon Update

The total output of polysilicon in Q1 was 175 metric tons, compared to an output of 1,768 metric tons in Q4 2013 and nil in the year-ago period. Operations of the Company’s Sichuan polysilicon plant were temporarily halted in Q1 for maintenance and technical improvements, which negatively impacted the Company’s Q1 net income and gross margin. Full operations of the plant resumed in late March and are currently at 100% capacity. With the recent rise and overall stability in polysilicon prices, and further production cost reduction coming from seasonally lower electricity price, the Company expects to benefit from its in-house polysilicon production capabilities going forward.

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Business Highlights

Geographic Breakdown of Module Shipments

	2014 Q1	2013 Q4	2013 Q1
U.S.	13.6%	27.4%	4.4%
Europe	39.2%	26.5%	59.7%
Japan	22.5%	5.2%	3.2%
China	11.4%	21.6%	17.9%
Other	13.3%	19.3%	14.8%

The Company’s module shipments to Japan grew substantially in Q1 2014, and are expected to at least maintain the current level through the rest of this year. The Japan market, along with strong sales in the UK market, made up for seasonally low shipments to other markets in Q1 2014.

Research and Development

During Q1, ReneSola continued to invest in research and development regarding the Company’s new and existing products.

Wafers and Modules

The Company expects to start manufacturing its A+++ wafer 100% in June. The A+++ wafer has a conversion efficiency rate of 17.8%.

The Company has begun optimizing the module structure, while ensuring its carrying capacity and reliability. Such structural improvement will help reduce packing and transportation costs going forward.

The Company’s glass-glass module is now in the certification process. With a differentiated design, the glass-glass module is expected to enjoy a cost advantage and a higher ready-for-sale product rate.

Inverter

The Company’s second-generation micro-inverter, Micro-Replus II, has received ETL certification in the United States and is currently undergoing pilot-scale experimentation.

The Company has launched its second-generation string inverter in Australia, ranging from 3KW to 5KW in power output, featuring higher efficiency, lighter weight and longer working life. The Company’s 18KW and 20KW string inverters have achieved BDEW certification in Germany. The Company has also launched new string inverter products in India and South Africa.

Energy Storage Systems

The Company has launched its off-grid, all-in-one storage system product, which incorporates a controller, MPPT battery charger, inverter and fast power switch in one system, supporting both acid and lithium batteries. It has also introduced lithium battery packs, and will provide customized products ranging from 10AH to 500AH and 12V to 360V power requirements.

Mounting Systems

The Company has completed the research and development phase of its 30-degree tripod system and the product is now in trial production and awaiting patent approval. The Company has also completed research and development regarding AE Clamp Group products, which can hold in position solar panels with a thickness ranging from 35mm to 50mm. The program is also in trial production and awaiting patent approval.

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LED

The Company currently has 600 models of LED products and has obtained 125 UL certificates for North America, 118 CUL certificates for Canada, 150 TUV-CE certificates for the EU, 203 TUV-CB certificates for IECEE member countries, and four SAA & RCM certificates for Australia. The Company expects to obtain additional certification for its various LED products across these regions, as well as certification for other markets like Japan, Russia and Mexico. The certification process is expected to be completed by June 2014.

Recent Business Developments

•	In May, ReneSola appointed Jason Wu as the Company’s vice president of marketing to oversee the Company’s global marketing, new product management, and brand enhancement.
•	In May, the Company announced a deal to provide 1.6MW in solar modules and 1MW in mounting systems to Consolidated Energy & Economic Engineering Co. to power a series of residential and commercial rooftop projects in the country of Jordan.
•	In April, ReneSola announced the appointment of Mr. Daniel Lee as the Company’s new chief financial officer.
•	In April, the Company announced it had completed the sale of three utility-scale projects in Western China, with a total capacity of 60MW, to Jiangsu Akcome Solar Science & Technology Co., Ltd.
•	In April, the Company announced it had been awarded a “TOP BRAND PV” seal in the union of states of Belgium, the Netherlands, and Luxembourg (“Benelux”) by EuPD Research, the leading market intelligence company in the sustainable business sector and an independent brand management appraiser of module manufacturers in Germany, Italy, the United Kingdom, Benelux, and France.
•	In March, the Company announced it had been included as a respondent in the United States Department of Commerce’s anti-dumping investigation regarding certain crystalline silicon photovoltaic products from China (DOC Case No. A-570-010). A preliminary ruling is expected in June of this year.
•	In March, ReneSola announced it will deliver 66 Replus string inverters, 100 Micro Replus micro inverters, and 2,000 ReneSola 240W and 260W Virtus II modules to Enlightened Solar to be installed at residential housing developments in southeastern England.
•	In March, ReneSola announced it had delivered approximately 45,900 of its high-efficiency modules to the Photovoltaic Plant of Ferrara Aranova project, a 11.7MW ground-mounted solar project in Italy developed by Tozzi Sud S.p.A., an Italian designer, manufacturer, and installer of power plants.
•	In March, ReneSola announced it will begin manufacturing its Virtus II modules in Japan through a joint venture, Vitec Global Solar, in partnership with Vitec Co., Ltd., a Japanese trading company that specializes in the sale of semiconductor and electrical products.
•	In February, ReneSola announced it had opened a new office in Lyon, France. The office will provide regional sales and customer support services.
•	In February, ReneSola announced it is supplying 13MW of its high-efficiency Virtus and Virtus II polycrystalline solar modules to Low Carbon, a UK-based investor in renewable energy developers and projects. The modules will power a ground-mounted project on 63.5 acres of land in Wiltshire, England.
•	In February, ReneSola announced that it had provided 10,000 of its high efficiency solar PV modules to Chevron Energy Solutions, one of the largest installers of solar power in the United States, for a 3.1MW multi-site project in Lemoore, California. The multi-array project will consist of 2.85MW of ReneSola’s 72-cell 300W polycrystalline modules and 260KW of 260W monocrystalline modules.
•	In February, ReneSola announced the formal launch of ReneSola Panama Inc., the Company’s first branch office in Latin America. The office will be responsible for sales and marketing efforts across Latin America and the Caribbean region.
•	In January, ReneSola announced an agreement to provide Isolux Corsan, a global benchmark in the areas of concessions, energy, construction and industrial services and a leader in engineering, procurement and construction projects for solar PV plants, with 57 megawatts of Virtus PV modules for installation in three commercial PV projects in the United Kingdom.

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•	In January, ReneSola announced the formal launch of ReneSola South Africa (Pty) Ltd. in Cape Town. The office will be responsible for sales and marketing efforts across Africa and South Africa.
•	In January, ReneSola announced it provided Isolux Corsan Servicios, S.A., a global benchmark in the areas of concessions, energy, construction and industrial services and a leader in engineering, procurement and construction projects for solar PV plants, with 31.7 MW of Virtus PV modules for a commercial PV project in the United Kingdom.
•	In January, ReneSola marked a year of projects that cumulatively utilize over 50MW of solar power across several sites in North Carolina and that are powered by ReneSola’s high-efficiency 300W 72-cell polycrystalline solar modules.
•	In January, ReneSola announced it had been awarded a contract to supply 420MW of solar panels to a leading solar project developer based in Japan. ReneSola’s Virtus II 300W 72-cell high-efficiency polycrystalline PV panels will be installed in over ten ground-mounted power plants in the mountain regions of Japan, and will provide power to the surrounding residential homes.

Outlook

For Q2 2014, the Company expects its total solar module shipments to be in the range of 480 MW to 500 MW, and its gross margin to be in the range of 12% to 14%.

The Company reiterates its total solar module shipments for full year 2014 to be in the range of 2.3 GW to 2.5 GW.

Conference Call Information

ReneSola’s management will host an earnings conference call on Thursday, May 29, 2014 at 8am, U.S. Eastern Time (8pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-845-675-0437
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call”.

A replay of the conference call may be accessed by phone at the following number until June 6, 2014:

International:	+61-2-8199-0299
Passcode:	48566202

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

Founded in 2005, ReneSola (NYSE: SOL) is a leading global manufacturer of high-efficiency solar PV modules and wafers. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.ReneSola.com.

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Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,” “expects” or “anticipates” will occur, what “will” or “could” happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Laura Chen

ReneSola Ltd

Tel: +86-21-62809180-162

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

Email: sol@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

Email: sol@ogilvy.com

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RENESOLA LTD

Unaudited Consolidated Balance Sheet

(US dollars in thousands)

	Mar 31,	Dec 31,	Mar 31,
	2014	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	52,660	86,773	142,983
Restricted cash	162,283	262,127	299,681
Accounts receivable, net of allowances for doubtful accounts	206,771	236,576	263,737
Inventories	375,655	359,577	292,767
Advances to suppliers-current	8,699	14,210	10,355
Amounts due from related parties	205	408	9,133
Value added tax recoverable	29,359	30,113	35,271
Prepaid income tax	2,307	2,667	3,011
Prepaid expenses and other current assets	61,918	50,031	27,748
Project assets	33,158	34,173	30,572
Deferred convertible bond issue costs-current	784	784	784
Derivative assets	63	1,503	3,417
Assets held-for-sale	—	122,638	—
Deferred tax assets-current	1,557	5,218	2,856
Total current assets	935,419	1,206,798	1,122,315

Property, plant and equipment, net	827,460	863,093	1,123,584
Prepaid land use right	41,312	44,996	47,250
Deferred tax assets-non-current	19,740	13,659	17,325
Deferred convertible bond issue costs-non-current	745	941	1,530
Advances for purchases of property, plant and equipment	2,430	2,214	6,985
Advances to suppliers-non-current	5,627	5,627	5,928
Other long-term assets	2,316	2,423	2,365
Total assets	1,835,049	2,139,751	2,327,282

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	653,295	673,096	832,766
Accounts payable	536,067	656,243	569,391
Advances from customers-current	65,929	99,499	70,067
Amounts due to related parties	4,558	9,210	24,886
Other current liabilities	142,642	159,377	199,620
Income tax payable	2,345	5,306	2,680
Derivative liabilities	1,026	1,463	131
Warrant liability	8,295	9,345	—
Liability held-for-sale	—	99,434	—
Total current liabilities	1,414,157	1,712,973	1,699,541

Convertible bond payable-non-current	111,616	111,616	111,616
Long-term borrowings	70,561	69,489	125,883
Advances from customers-non-current	7,105	8,154	6,168
Warranty	23,546	20,612	12,317
Deferred subsidies and other	54,375	46,733	36,527
Other long-term liabilities	933	1,157	8,042
Total liabilities	1,682,293	1,970,734	2,000,094

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Shareholders’ equity
Common shares	475,816	475,816	421,461
Additional paid-in capital	6,549	5,950	5,525
Accumulated losses	(411,159)	(396,572)	(176,660)
Accumulated other comprehensive income	81,550	83,614	76,376
Total equity attribute to ReneSola Ltd	152,756	168,808	326,702
Noncontrolling interest	—	209	486
Total shareholders’ equity	152,756	169,017	327,188

Total liabilities and shareholders’ equity	1,835,049	2,139,751	2,327,282

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RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013

Net revenues	414,966	438,837	284,165
Cost of revenues	(370,917)	(389,144)	(287,807)
Gross profit (loss)	44,049	49,693	(3,642)
GP%	10.6%	11.3%	(1.3%)

Operating (expenses) income:
Sales and marketing	(23,125)	(19,251)	(14,187)
General and administrative	(20,202)	(13,332)	(15,136)
Research and development	(11,757)	(11,265)	(5,982)
Other operating income, net	2,333	2,960	5,522
Total operating expenses	(52,751)	(40,888)	(29,783)

Income (loss) from operations	(8,702)	8,805	(33,425)

Non-operating (expenses) income:
Interest income	1,271	2,735	1,548
Interest expense	(13,349)	(13,105)	(13,118)
Foreign exchange gain (loss)	1,481	1,187	(3,011)
(Loss) gain on derivatives, net	(1,376)	(741)	3,865
Investment gain on disposal of subsidiaries	2,615	—	—
Fair value change of warrant liability	1,050	5,852	—

Income (loss) before income tax, noncontrolling interests	(17,010)	4,733	(44,141)

Income tax (expense) benefit	2,419	(3,321)	5,131
Net income (loss)	(14,591)	1,412	(39,010)

Less: Net income (loss) attributed to noncontrolling interests	(4)	10	(6)
Net income (loss) attributed to holders of ordinary shares	(14,587)	1,402	(39,004)

Earnings per share
Basic	(0.07)	0.01	(0.23)
Diluted	(0.07)	0.01	(0.23)

Earnings per ADS
Basic	(0.14)	0.01	(0.45)
Diluted	(0.14)	0.01	(0.45)

Weighted average number of shares used in computing earnings per share
Basic	203,367,464	203,341,160	172,773,664
Diluted	203,367,464	206,374,834	172,773,664

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RENESOLA LTD

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollar in thousands)

	Three Months ended
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Net income (loss)	(14,591)	1,412	(39,010)
Other comprehensive income (loss)
Foreign exchange translation adjustment	(2,064)	(2,734)	1,541
Other comprehensive income (loss)	(2,064)	(2,734)	1,541

Comprehensive loss	(16,655)	(1,322)	(37,469)
Less:comprehensive income (loss) attributable to non-controlling interest	(4)	10	(6)
Comprehensive loss attributable to Renesola	(16,651)	(1,332)	(37,463)

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RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Three Months ended
	Mar 31, 2014	Mar 31, 2013

Cash flow from operating activities:
Net loss	(14,591)	(39,010)
Inventory write-down	816	402
Depreciation and amortization	28,449	24,882
Amortization of deferred convertible bond issuances costs and premium	196	196
Allowance of doubtful receivables and advance to suppliers	3,627	2,613
Losses (gain) on derivatives	1,376	(3,865)
Fair value change of warranty liability	(1,050)	—
Share-based compensation	600	275
Loss on disposal of long-lived assets	440	31
Gain on disposal of land use right	(411)	(4,694)
Gain on disposal of subsidiaries	(2,615)	—

Changes in assets and liabilities:
Accounts receivables	24,479	(56,437)
Inventories	(21,772)	(38,422)
Project assets	886	(5,681)
Advances to suppliers	5,319	13,307
Amounts due from related parties	(4,297)	7,679
Value added tax recoverable	44	(202)
Prepaid expenses and other current assets	949	7,165
Prepaid land use rights	1,324	7,531
Accounts payable	(106,786)	84,838
Advances from customers	(32,973)	3,882
Income tax payable	(2,654)	(7,713)
Other current liabilities	9,902	8,164
Other long-term liabilities	(3,049)	(3,248)
Accrued warranty cost	2,367	1,964
Deferred taxes assets	(2,829)	2,502
Provision for litigation	—	(1,941)
Net cash provided by (used in) operating activities	(112,253)	4,218

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Cash flow from investing activities:
Purchases of property, plant and equipment	(35,876)	(5,730)
Advances for purchases of property, plant and equipment	(1,188)	—
Cash received from government subsidy	12,010	6,741
Proceeds from disposal of property, plant and equipment	27	—
Changes in restricted cash	94,775	(124,070)
Net cash received (paid) on settlement of derivatives	(371)	265
Proceeds from disposal of subsidiaries	14,765	—
Net cash provided by (used in) investing activities	84,142	(122,794)

Cash flow from financing activities:
Proceeds from bank borrowings	249,143	488,567
Repayment of bank borrowings	(249,960)	(320,325)
Contribution (repurchace) from noncontrolling interests	—	(21)
Net cash provided by (used in) financing activities	(817)	168,221

Effect of exchange rate changes	(5,185)	55

Net increase (decrease) in cash and cash equivalent	(34,113)	49,700
Cash and cash equivalent, beginning of year	86,773	93,283
Cash and cash equivalent, end of year	52,660	142,983

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